FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - MAY 9, 2007

BAYTEX ENERGY TRUST ANNOUNCES FIRST QUARTER 2007 RESULTS

Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce its operating and financial results for the three months ended March 31, 2007.

Highlights of Q1/2007

•	Generated cash flow of $59.7 million and net income of $23.8 million in the quarter despite unexpected weakness and volatility in oil prices;
•	Maintained monthly distributions at $0.18 per unit and a sustainable net payout ratio of 57%; and
•
Completed the most significant drilling program at Seal to date, resulting in nine successful producing wells and four stratigraphic tests that have further extended the prospective area for primary development.

	Three Months Ended
FINANCIAL	March 31, 2007	December 31, 2006	March 31, 2006

($ thousands, except per unit amounts)
Petroleum and natural gas sales	129,750	134,541	136,231
Cash flow from operations (1)	59,651	63,519	69,748
Per unit - basic	0.79	0.85	0.99
- diluted	0.74	0.79	0.90
Cash distributions	34,052	34,516	36,768
Per unit	0.54	0.54	0.54
Net income	23,783	19,988	28,879
Per unit - basic	0.32	0.27	0.41
- diluted	0.30	0.26	0.39

Exploration and development	45,209	24,343	44,886
Net acquisitions (dispositions)	(237)	7	(570)
Total capital expenditures	44,972	24,350	44,316

Long-term notes	207,460	209,691	210,015
Convertible debentures	17,643	18,906	42,989
Bank loan	141,387	127,495	124,107
Other working capital deficiency	15,057	10,718	25,139
Notional mark-to-market liabilities (assets)	4,198	(2,393)	1,435
Total net debt	385,745	364,417	403,685

	Three Months Ended
OPERATING	March 31, 2007	December 31, 2006	March 31, 2006
Daily production
Light oil & NGL (bbl/d)	3,484	3,643	4,089
Heavy oil (bbl/d)	22,129	22,416	21,134
Total oil (bbl/d)	25,613	26,059	25,223
Natural gas (MMcf/d)	50.6	51.4	60.6
Oil equivalent (boe/d @ 6:1)	34,041	34,631	35,319

Average prices (before hedging)
WTI oil (US$/bbl)	58.27	60.21	63.48
Edmonton par oil ($/bbl)	67.09	64.49	68.99
BTE light oil & NGL ($/bbl)	51.08	48.62	51.33
BTE heavy oil ($/bbl)	40.17	41.15	37.87
BTE total oil ($/bbl)	41.66	42.19	40.05
BTE natural gas ($/Mcf)	7.43	7.03	8.36
BTE oil equivalent ($/boe)	42.38	42.19	42.94

TRUST UNIT INFORMATION
TSX (C$)
Unit Price
High	$22.28	$25.82	$20.90
Low	$18.83	$18.95	$16.81
Close	$20.32	$22.28	$20.21
Volume traded (thousands)	21,850	31,901	24,430

NYSE (US$) (2)
Unit Price
High	$18.48	$22.84	$17.90
Low	$16.01	$16.63	$16.99
Close	$17.67	$18.96	$17.37
Volume traded (thousands)	4,180	8,580	736

Units outstanding (thousands) (3)	78,290	77,498	74,217

(1)
Cash flow from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items (see reconciliation under MD&A). The Trust’s cash flow from operations may not be comparable to other companies. The Trust considers cash flow a key measure of performance as it demonstrates the Trust’s ability to generate the cash flow necessary to fund future distributions and capital investments.

(2)	Data reflects the periods since commencement of trading on March 27, 2006 on the NYSE.

(3)	Number of trust units outstanding includes the conversion of exchangeable shares at the respective exchange ratios in effect at the end of the reporting periods.

Operations Review

Capital expenditures for the first quarter of 2007 totaled $45.0 million, with $45.2 million spent on exploration and development activities and $0.2 million of proceeds from minor dispositions of assets.

During the first quarter, Baytex participated in the drilling of 45 (44.3 net) wells, resulting in 31 (30.3 net) oil wells, seven (7.0 net) gas wells, four (4.0 net) stratigraphic test wells and three (3.0 net) dry holes for a 93.3% (93.2% net) success rate. In addition, seven wells were drilled by other operators on farmouts from Baytex, with Baytex retaining overriding royalty interests.

Nine horizontal producing wells, all successful, were drilled in the Harmon Valley area of Seal. These wells were completed and put on production late in the first quarter at an average initial production rate of approximately 150 bbl/d per well. We plan to complete our 2007 development program at Seal in the third and fourth quarters by drilling an additional nine horizontal producers. In addition, four stratigraphic test wells were drilled and cored in the first quarter to assist in our evaluation of the Seal property. These stratigraphic tests support our positive view of long-term development at Seal and further expand the area that is prospective for primary development. Waterflood and thermal modeling and testing continue, with plans for an initial thermal field test in the first quarter of 2008.

An additional 16 heavy oil wells, all successful, were drilled in the Lloydminster area primarily in southwestern Saskatchewan. Baytex also drilled 16 light oil and natural gas wells, resulting in 13 successes, with activity primarily at Stoddart, Garden Plains and Turin. We are confident in maintaining our 2007 production target at the 34,000 boe/d level.

Financial Review

Heavy oil differentials continued to exhibit fundamental improvements thus far in 2007. Despite traditional softer demand during the winter season, Lloyd Blend differential postings by refiners averaged 30% of WTI price in the first quarter this year compared to 46% in the first quarter of 2006 and 39% in the first quarter of 2005. Furthermore, reflecting the tight supply of heavy grade feedstock, refiners have been offering prices at premium to postings since late last year which resulted in the transacted differentials during the first quarter of 2007 averaging only 27% of WTI. Since April 2006, when new pipeline capacity capable of transporting Canadian heavy crude to the U.S. lower midwest and Gulf Coast regions came on stream, posted differentials have averaged 30% and transacted differentials have averaged 28% of WTI over the last twelve months. While the impact of these pricing developments on Baytex has been largely muted by our Frontier supply agreement, we are excited about the long-term outlook of improved economics for our heavy oil operations.

Cash flow from operations for the first quarter was $59.7 million compared to $63.5 million for the fourth quarter of 2006. WTI oil price experienced unusual volatility during the first quarter, particularly in January when prices declined precipitously to US$54.67 from US$62.08 in the previous month. Oil prices have since recovered substantially with current strip price for the remainder of the year in the US$66.00 range. Gas prices were less volatile, especially when compared to one year ago and storage levels have now returned to a level more reflective of the long range average. With commodity prices strengthening, we are forecasting stronger cash flow for the balance of 2007 and continue to expect that we will be able to fund our $140 million capital program and distributions substantially through internally generated cash flow.

As a part of our ongoing risk management program, Baytex has recently entered into a number of new WTI derivative contracts for calendar 2008, with a total of 4,000 bbl/d collared between US$62.50 and US$78.65. We will continue to monitor opportunities to add to our position to ensure protection of cash flow.

Total debt at the end of the first quarter was $386 million compared to $364 million at year-end 2006. Notional mark-to-market liabilities related to financial derivatives accounted for $6.6 million of the increase. With lower capital expenditures during the second quarter due to spring break-up and higher forecasted cash flow, we expect our debt level will trend lower during the coming quarter. We continue to have a strong balance sheet with ample liquidity and financial flexibility, which will assist in the ongoing business development efforts to further strengthen our asset portfolio.

Management’s Discussion and Analysis

Management’s discussion and analysis (“MD&A”), dated May 8, 2007, should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006. Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Cash flow from operations is not a measure based on generally accepted accounting principles (“GAAP”), but is a financial term commonly used in the oil and gas industry. It represents cash generated from operating activities before changes in non-cash working capital, site restoration and reclamation expenditures, other assets and deferred credits. The Trust’s cash flow from operations may not be comparable to other companies. The Trust considers it a key measure as it demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions and capital investments.

Production. Light oil and natural gas liquids (“NGL”) production for the first quarter of 2007 decreased by 15% to 3,484 bbl/d from 4,089 bbl/d a year earlier. Heavy oil production increased 5% to 22,129 bbl/d for the first quarter of 2007 compared to 21,134 bbl/d a year ago. Natural gas production decreased by 17% to 50.6 mmcf/d for the first quarter of 2007 compared to 60.6 mmcf/d for the same period last year. Natural gas production was 2% lower in the first quarter of 2007 than in the fourth quarter of 2006.

Revenue. Petroleum and natural gas sales decreased 5% to $129.8 million for the first quarter of 2007 from $136.2 million for the same period in 2006. For the per sales unit calculations, heavy oil sales for the three months ended March 31, 2007 were 24 bbl/d lower (three months ended March 31, 2006 - 68 bbl/d lower) than the production for the period due to inventory in transit under the Frontier supply agreement.

	Three Months ended March 31
	2007		2006
	$000s	$/Unit(1)	$000s	$/Unit(1)
Oil revenue (barrels)
Light oil & NGL	16,017	51.08	18,890	51.33
Heavy oil	79,908	40.17	74,792	37.87
Derivative contracts gain	529	0.27	143	0.08
Total oil revenue	96,454	41.88	90,825	40.12
Natural gas revenue (Mcf)	33,825	7.43	45,549	8.36
Total revenue (boe)	130,279	42.55	136,374	42.99
(1) Per-unit oil revenue is in $/bbl; per-unit natural gas revenue is in $/Mcf.

Revenue from light oil and NGL for the first quarter of 2007 decreased 15% from the same period a year ago primarily due to lower production. Revenue from heavy oil increased 11% as the result of a 6% increase in wellhead prices, in addition to a 5% increase in production. Revenue from natural gas decreased 26% as the result of an 11% decrease in wellhead prices and a 17% decrease in production.

Royalties. Total royalties increased to $20.3 million for the first quarter of 2007 from $18.1 million in 2006. Total royalties for the first quarter of 2007 were 15.7% of sales compared to 13.3% of sales for the same period in 2006. For the first quarter of 2007, royalties were 15.4% of sales for light oil, NGL and natural gas, and 15.8% for heavy oil. These rates compared to 17.6% and 9.4%, respectively, for the same period last year. Royalties are generally based on market index prices realized by the industry in the period, with rates increasing as price and volume escalate. Heavy oil royalties as a percentage of sales were higher in the current quarter as market prices were higher than the prices realized by Baytex under the Frontier supply agreement.

Operating Expenses. Operating expenses for the first quarter of 2007 increased to $28.0 million from $27.7 million in the corresponding quarter last year. Operating expenses were $9.14 per boe for the first quarter of 2007 compared to $8.74 per boe for the first quarter of 2006. For the first quarter of 2007, operating expenses were $9.09 per boe of light oil, NGL and natural gas, and $9.18 per barrel of heavy oil. The operating expenses for the same period a year ago were $7.61 and $9.52, respectively. The increased operating expense per boe for light oil, NGL and natural gas is attributable to lower production volumes.

Transportation Expenses. Transportation expenses for the first quarter of 2007 were $6.9 million compared to $5.7 million for the first quarter of 2006. These expenses were $2.24 per boe for the first quarter of 2007 compared to $1.79 for the same period in 2006. Transportation expenses were $0.90 per boe of light oil, NGL and natural gas, and $2.97 per barrel of heavy oil. The corresponding amounts for 2006 were $0.91 and $2.40, respectively. The increase in transportation expenses for heavy oil primarily reflects longer haul distances, particularly for Seal crude, to access higher value markets.

General and Administrative Expenses. General and administrative expenses for the first quarter of 2007 increased to $5.6 million from $4.7 million in 2006. On a per sales unit basis, these expenses were $1.83 per boe for the first quarter of 2007 compared to $1.49 per boe for the same period in 2006. The increased costs are due to escalating costs in the labour market, additional expenses associated with the New York Stock Exchange listing and costs relating to compliance requirements under the Sarbanes-Oxley Act. In accordance with our full cost accounting policy, no expenses were capitalized in either the first quarter of 2007 or 2006.

Unit-based Compensation Expense. Compensation expense related to the Trust’s unit rights incentive plan was $1.9 million for the first quarter of 2007 compared to $1.7 million for the first quarter of 2006.

Compensation expense associated with rights granted under the plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. The exercise of trust unit rights are recorded as an increase in trust units with a corresponding reduction in contributed surplus.

Interest Expenses. Interest expenses decreased to $8.4 million for the first quarter of 2007 from $8.8 million for the same quarter last year, primarily due to the decrease in convertible debentures outstanding and the effect of a stronger Canadian dollar on U.S. dollar denominated interest expenses, partially offset by increased bank loans.

Foreign Exchange. Foreign exchange in the first quarter of 2007 was a gain of $2.3 million compared to a loss of $0.2 million in the prior year. The gain is based on the translation of the U.S. dollar denominated long-term debt at 0.8674 at March 31, 2007 compared to 0.8581 at December 31, 2006. The 2006 loss is based on translation at 0.8568 at March 31, 2006 compared to 0.8577 at December 31, 2005.

Depletion, Depreciation and Accretion. The provision for depletion, depreciation and accretion at $41.4 million for the first quarter of 2007 represents an increase from $38.2 million for the same quarter in 2006. On a sales-unit basis, the provision for the current quarter was $13.55 per boe compared to $12.03 per boe for the same quarter in 2006. The higher rate is primarily due to increased future development costs included in the costs subject to depletion and depreciation.

Taxes. Current tax of $1.5 million for the first quarter of 2007 is comprised entirely of Saskatchewan Capital Tax and Resource Surcharge. Current tax for the same period a year ago was $2.2 million which included $0.4 million of Large Corporation Tax in addition to $1.8 million of Saskatchewan Capital Tax and Resource Surcharge. The Federal Large Corporation Tax was eliminated in 2006.

Net Income. Net income for the first quarter of 2007 was $23.8 million compared to $28.9 million for the first quarter in 2006. The variance was the result of lower production, lower sales prices, and higher depletion and depreciation.

Liquidity and Capital Resources. At March 31, 2007, total net debt was $385.7 million compared to $364.4 million at the end of 2006, with the increase mainly attributable to the increase in current liabilities, bank indebtedness and notional mark-to-market liabilities. Bank borrowings and working capital deficiency at the end of first quarter 2007 was $156.4 million compared to total credit facilities of $300 million.

Capital Expenditures

The Trust’s total capital expenditures for 2007 and 2006 are summarized as follows:

	Three Months Ended March 31
($thousands)	2007	2006
Land	1,349	3,310
Seismic	1,009	199
Drilling and completion	35,429	32,440
Equipment	6,205	8,770
Other	1,217	167
Total exploration and development	45,209	44,886
Property acquisitions	31	-
Property dispositions	(268)	(570)
Total capital expenditures	44,972	44,316

Reconciliation of Net Income to Cash Flow from Operations
	Three Months Ended
($thousands)	March 31, 2007	December 31, 2006	March 31, 2006

Net income	23,783	19,988	28,879
Items not affecting cash:
Unit based compensation	1,860	2,168	1,731
Amortization of deferred charges	-	304	449
Foreign exchange loss (gain)	(2,290)	8,997	216
Depletion, depreciation and accretion	41,360	39,488	38,167
Accretion on debentures	36	33	83
Unrealized loss on financial derivatives	650	408	6,617
Future income tax (recovery)	(6,508)	(10,167)	(6,592)
Non-controlling interest	760	2,300	198
Cash Flow from Operations	59,651	63,519	69,748

Changes in Accounting Policies. Effective January 1, 2007, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3855 “Financial Instruments - Recognition and Measurement”, section 3865 “Hedges”, section 1530 “Comprehensive Income” and section 3861 “Financial Instruments - Disclosure and Presentation”. These standards have been adopted prospectively. See Note 2 to the Consolidated Financial Statements for further detail and the impact on the Trust’s financial statements from application of these new standards.

Effective January 1, 2007 the Trust also adopted the recommendation of CICA revised section 1506 “Accounting Changes” and section 3251 “Equity”. The revised section 1506 provides clarification on the criteria for changes in accounting policies as well as the accounting treatment and disclosure of changes in accounting policies, changes in estimates and corrections of errors. The revised section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period.

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company.

On March 8, 2007, the Alberta Government introduced Bill 3, the Climate Change and Emissions Management Amendment Act, which intends to reduce greenhouse gas emission intensity from large industries. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12% starting July 1, 2007; if such reduction is not initially possible the companies owning the large emitting facilities will be required to pay $15 per tonne for every tonne above the 12% target. These payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. As an alternate option, large emitters can invest in projects outside of their operations that reduce or offset emissions on their behalf, provided that these projects are based in Alberta. Prior to investing, the offset reductions, offered by a prospective operation, must be verified by a third party to ensure that the emission reductions are real.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strenghthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate the companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto’s Clean Development Mechanism.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Trust and its operations and financial condition.

Review of Alberta Royalty and Tax Regime

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane, will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The review panel is to produce a final report that will be presented to the Minister of Finance by August 31, 2007.

Controls and Procedures

Disclosure Controls and Procedures. Raymond Chan, the President and Chief Executive Officer, and Derek Aylesworth, the Chief Financial Officer of Baytex (together the “Disclosure Officers”), are responsible for establishing and maintaining disclosure controls and procedures for Baytex. For the quarter ended March 31, 2007, the Disclosure Officers evaluated the effectiveness of the disclosure controls and procedures. As a result of this evaluation, the Disclosure Officers have concluded that the disclosure controls and procedures are effective in providing reasonable assurance that all material or potentially material information about the activities of Baytex is made known to them by others within Baytex.

It should be noted that while our Disclosure Officers believe that Baytex's disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting. Under the supervision and with participation of Raymond Chan, the President and Chief Executive Officer, and Derek Aylesworth, the Chief Financial Officer of Baytex, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2006, Baytex did maintain effective internal control over financial reporting.

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Conference Call

Baytex will host a conference call and question and answer session at 2:00 p.m. MT (4:00 p.m. ET) on Wednesday, May 9, 2007 to discuss our 2007 first quarter results. The conference call will be hosted by Raymond Chan, President and Chief Executive Officer, Derek Aylesworth, Chief Financial Officer and Anthony Marino, Chief Operating Officer. Interested parties are invited to participate by calling toll-free across North America at 1-800-737-8127. An archived recording of the call will be available from May 9, 2007 until May 23, 2007 by dialing 1-800-558-5253 or 416-626-4100 within the Toronto area, and entering the access code 21336392. The conference call will also be archived on Baytex’s website at www.baytex.ab.ca.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to Management’s approach to operations and Baytex’s production, cash flow, debt levels and cash distribution practices. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserves estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in Baytex’s areas of operations; and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Financial statements for the three months ended March 31, 2007 and 2006 are attached.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & Chief Executive Officer                   Derek Aylesworth, Chief Financial Officer
Telephone: (403) 267-0715     Telephone: (403) 538-3639

Erin Hurst, Investor Relations Representative
Telephone: (403) 538-3681
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca

Baytex Energy Trust
Consolidated Balance Sheets
(thousands) (Unaudited)

	March 31, 2007	December 31, 2006

Assets
Current assets
Accounts receivable	$69,458	$64,716
Crude oil inventory	9,958	9,609
Financial derivative contracts (note 13)	-	3,448
	79,416	77,773

Deferred charges and other assets	-	4,475
Petroleum and natural gas properties	964,981	959,626
Goodwill	37,755	37,755
	$1,082,152	$1,079,629

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$80,818	$71,521
Distributions payable to unitholders	13,655	13,522
Bank loan	141,387	127,495
Financial derivative contracts (note 13)	4,198	1,055
	240,058	213,593

Long-term debt (note 3)	207,460	209,691
Convertible debentures (note 4)	17,643	18,906
Asset retirement obligations (note 5)	40,697	39,855
Deferred obligations (note 14)	1,815	2,391
Future income taxes	109,120	118,858
	616,793	603,294

Non-controlling interest (note 7)	17,870	17,187

Unitholders’ Equity
Unitholders’ capital (note 6)	651,898	637,156
Conversion feature of debentures (note 4)	875	940
Contributed surplus	14,244	13,357
Deficit	(219,528)	(192,305)
	447,489	459,148
	$1,082,152	$1,079,629

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Consolidated Statement of Income and Comprehensive Income
(thousands, except per unit data) (Unaudited)

	Three Months Ended March 31
	2007	2006

Revenue
Petroleum and natural gas sales	$129,750	$136,231
Royalties	(20,324)	(18,065)
Realized gain on financial derivatives	529	143
Unrealized loss on financial derivatives	(650)	(6,617)
	109,305	111,692

Expenses
Operating	27,983	27,720
Transportation	6,863	5,694
General and administrative	5,588	4,734
Unit based compensation (note 8)	1,860	1,731
Interest (note 11)	8,437	8,786
Foreign exchange loss (gain)	(2,290)	216
Depletion, depreciation and accretion	41,360	38,167
	89,801	87,048

Income before taxes and non-controlling interest	19,504	24,644

Taxes (recovery) (note 10)
Current	1,469	2,159
Future	(6,508)	(6,592)
	(5,039)	(4,433)

Income before non-controlling interest	24,543	29,077
Non-controlling interest (note 7)	(760)	(198)
Net income/Comprehensive income	$23,783	$28,879

Consolidated Statement of Deficit

Deficit, beginning of period as previously reported	$(192,305)	$(181,118)
Cumulative effect of change in accounting policy (note 2)	(10,166)	-
Deficit, beginning of period restated	(202,471)	(181,118)
Net Income	23,783	28,879
Distributions to unitholders	(40,840)	(38,506)

Deficit, end of period	$(219,528)	$(190,745)

Net income per trust unit
Basic	$0.32	$0.41
Diluted	$0.30	$0.39

Weighted average trust units (note 9)
Basic	75,491	70,664
Diluted	81,199	77,853

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Consolidated Statements of Cash Flows
(thousands) (Unaudited)

	Three Months Ended March 31
	2007	2006

Cash provided by (used in):

OPERATING ACTIVITIES
Net income	$23,783	$28,879
Items not affecting cash:
Unit based compensation (note 8)	1,860	1,731
Amortization of deferred charges (note 11)	-	449
Foreign exchange loss (gain)	(2,290)	216
Depletion, depreciation and accretion	41,360	38,167
Accretion on debentures	36	83
Unrealized loss on financial derivatives (note 13)	650	6,617
Future income tax (recovery)	(6,508)	(6,592)
Non-controlling interest (note 7)	760	198
	59,651	69,748
Change in non-cash working capital	1,347	914
Asset retirement expenditures	(703)	(407)
Decrease in deferred charges and other assets	(576)	(489)
	59,719	69,766

FINANCING ACTIVITIES
Increase in bank loan	13,892	519
Payments of distributions	(33,825)	(33,715)
Issue of trust units (note 6)	2,307	2,590
	(17,626)	(30,606)

INVESTING ACTIVITIES
Petroleum and natural gas property expenditures	(45,240)	(44,886)
Disposal of petroleum and natural gas properties	268	570
Change in non-cash working capital	2,879	5,156
	(42,093)	(39,160)

Change in cash and cash equivalents	-	-

Cash and cash equivalents, beginning of period	-	-

Cash and cash equivalents, end of period	$-	$-

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
Three Months Ended March 31, 2007 and 2006
(all tabular amounts in thousands, except per unit amounts) (Unaudited)

1. Basis of Presentation

Baytex Energy Trust (the “Trust”) was established on September 2, 2003 under a Plan of Arrangement involving the Trust and Baytex Energy Ltd. (the “Company”). The Trust is an open-ended investment trust created pursuant to a trust indenture. Subsequent to the Plan of Arrangement, the Company is a subsidiary of the Trust.

The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Trust as at December 31, 2006, except as noted below. The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Trust’s consolidated financial statements and notes thereto for the year ended December 31, 2006.

2. Changes in Accounting Policies

Financial Instruments and Hedging Activities

Effective January 1, 2007, the Trust adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) section 3855 “Financial Instruments - Recognition and Measurement”, section 3865 “Hedges”, section 1530 “Comprehensive Income”, section 3861 “Financial Instruments - Disclosure and Presentation” and section 3251 “Equity". The Trust has adopted these standards retrospectively and the comparative interim consolidated financial statements have not been restated. Transitional amounts have been recorded in retained earnings.

Financial Instruments

A. Classification

All financial instruments must initially be recognized at fair value on the balance sheet. All financial instruments must be classified into one of the following categories: “held for trading financial assets and liabilities”, “loans and receivables”, “held to maturity investments”, “available for sale financial assets” and “other financial liabilities”. Subsequent measurement of the financial instruments is based on their classification.

The Trust has made the following classifications:
•
Cash and cash equivalents are classified as held for trading and are measured at carrying value, which approximate fair value due to the short-term nature of these instruments. A gain or loss arising from a change in the fair value is recognized in net income in the current period.

•
Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost. A gain or loss arising from a change in the fair value or the derecognition or impairment of assets is recognized in net income in the period.

•
Accounts payable and accrued liabilities, distributions payable to unitholders, bank loan, long term debt, deferred obligations and convertible debentures have been classified as other financial liabilities and are initially recognized at fair value. They are subsequently measured at amortized cost using the effective interest method. A gain or loss is recognized in net income in the period when the financial liability is derecognized or impaired and through the amortization process.

•
All derivative instruments have been classified as held for trading and are measured at fair value. A gain or loss arising from a change in the fair value is recognized in net income in the current period.

B. Transaction Costs

The Trust has elected to expense all transaction costs immediately.

C. Effective Interest Method

The Trust uses the effective interest method of amortization for the discount on its convertible debentures.

D. Embedded Derivatives

Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not closely related to the host contract. A separate instrument with similar terms as the embedded derivative would meet the definition of a derivative and the hybrid instrument is not measured at fair value. The Company has selected January 1, 2007 as its transition date for accounting for any potential embedded derivatives.

Hedge Accounting
On January 1, 2007, the Trust chose to discontinue hedge accounting on its interest rate swap. Effective January 1, 2007 a financial liability has been recorded on the balance sheet. Any changes in the fair value of the swap are recorded in net income.

Comprehensive Income
Comprehensive income consists of net earnings and other comprehensive income (“OCI”). OCI includes gains and losses on derivatives designated as cash flow hedges, gains and losses arising from changes in fair value of available for sale assets and unrealized gains and losses on translating financial statements of self sustaining foreign operations, all net of tax. Accumulated other comprehensive income is a new equity category comprised of cumulative OCI. The Trust has not engaged in any transactions giving rise to OCI as of this date.

Transitional Adjustment
The impact of adopting these standards as at January 1, 2007 is as follows:

	As at December 31, 2006	Adjustment upon adoption of new standards	As at January 1, 2007
Assets
Deferred charges	$4,475	$(4,475)	$-

Liabilities
Financial derivative contracts	1,055	$5,976	7,031
Future income taxes	118,858	(3,290)	115,568
		2,686

Unitholders’ Equity
Unitholders’ capital	637,156	3,005	640,161
Deficit	(192,305)	(10,166)	(202,471)
		(7,161)
		$(4,475)

Accounting Changes

Effective January 1, 2007, the Trust adopted the recommendation of CICA revised section 1506 “Accounting Changes”. The new standard provides clarification on the criteria for changes in accounting policies as well as the accounting treatment and disclosure of changes in accounting policies, changes in estimates and corrections of errors.

3. Long-term Debt

	March 31, 2007	December 31, 2006
10.5% senior subordinated notes (US$247)	$285	$288
9.625% senior subordinated notes (US$179,699)	207,175	209,403
	$207,460	$209,691

The Company has US$247,000 senior subordinated notes bearing interest at 10.5% payable semi-annually with principal repayable on February 15, 2011. These notes are unsecured and are subordinate to the Company’s bank credit facilities.

The US$179.7 million of 9.625% senior subordinated notes, due July 15, 2010, are unsecured and are subordinate to the Company’s bank credit facilities. After July 15 in each of the following years, these notes are redeemable at the Company’s option, in whole or in part with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as percentage of the principal amount of the notes): 2007 at 104.813%, 2008 at 102.406%, 2009 and thereafter at 100%. The Company entered into an interest rate swap contract converting the fixed rate to a floating rate reset quarterly at the three month LIBOR rate plus 5.2% until the maturity of these notes.

4. Convertible Unsecured Subordinated Debentures

On June 6, 2005 the Trust issued $100 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per trust unit. The debentures mature on December 31, 2010 at which time they are due and payable.

The debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. The debt portion will accrete up to the principal balance at maturity. The accretion, and the interest paid are expensed as interest expense in the consolidated statement of income. If the debentures are converted to trust units, a portion of the value of the conversion feature under unitholders’ equity will be reclassified to unitholders’ capital along with the principal amounts converted.

	Principal Amount of Debentures	Book Value of Debentures	Book Value of Conversion Feature
Balance, December 31, 2005	$77,152	$73,766	$3,698
Conversion	(57,533)	(55,049)	(2,758)
Accretion	-	189	-
Balance, December 31, 2006	19,619	18,906	940
Conversion	(1,348)	(1,299)	(65)
Accretion	-	36	-
Balance, March 31, 2007	$18,271	$17,643	$875

5. Asset Retirement Obligations

	Three Months Ended March 31, 2007	Year Ended December 31, 2006
Balance, beginning of period	$39,855	$33,010
Liabilities incurred	327	1,199
Liabilities settled	(703)	(1,747)
Disposition of liabilities	-	(122)
Accretion	803	2,678
Change in estimate(1)	415	4,837
Balance, end of period	$40,697	$39,855

(1) The change in estimate is partially due to the fluctuations in forecasted market prices of petroleum and natural gas which affect the projected economic life of the wells and facilities. This results in changes to the timing of when wells and facilities are abandoned and reclaimed thus changing the discounted present value of asset retirement obligations. Other factors affecting the liability amount are change in status of wells and change in the estimated costs of abandonment and reclamations.

The Trust’s asset retirement obligations are based on the Trust’s net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. The undiscounted amount of estimated cash flow required to settle the retirement obligations at March 31, 2007 is $238 million. Estimated cash flow has been discounted at a credit-adjusted risk free rate of 8.0% and an estimated annual inflation rate of 5.0% for the year 2007, 4.0% for 2008, 3.0% for 2009 and 2.0% thereafter.

6. Unitholders’ Capital

Trust Units

The Trust is authorized to issue an unlimited number of trust units
	Number of units	Amount
Balance, December 31, 2005	69,283	$555,020
Issued on conversion of debentures	3,901	54,799
Issued on conversion of exchangeable shares	34	720
Issued on exercise of trust unit rights	1,250	8,509
Transfer from contributed surplus on exercise of trust unit rights	-	4,434
Issued pursuant to distribution reinvestment program	654	13,674
Balance, December 31, 2006	75,122	637,156
Issued on conversion of debentures	91	1,364
Issued on conversion of exchangeable shares	11	212
Issued on exercise of trust unit rights	277	2,307
Transfer from contributed surplus on exercise of trust unit rights	-	973
Issued pursuant to distribution reinvestment program	362	6,881
Cumulative effect of change in accounting policy (Note 2)	-	3,005
Balance, March 31, 2007	75,863	$651,898

7. Non-Controlling Interest

The Company is authorized to issue an unlimited number of exchangeable shares. The exchangeable shares can be converted (at the option of the holder) into trust units at any time up to September 2, 2013. Up to 1.9 million exchangeable shares may be redeemed annually by the Company for either a cash payment or the issue of trust units. The number of trust units issued upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the weighted average trust unit price for the five day trading period ending on the record date. The exchange ratio at March 31, 2007 was 1.54996 trust units per exchangeable share. Cash distributions are not paid on the exchangeable shares. The exchangeable shares are not publicly traded, although they may be transferred by the holder without first being converted to trust units.

The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Net income has been reduced by an amount equivalent to the non-controlling interest proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

	Number of Exchangeable Shares	Amount
Balance, December 31, 2005	1,597	$12,810
Exchanged for trust units	(24)	(208)
Non-controlling interest in net income	-	4,585
Balance, December 31, 2006	1,573	17,187
Exchanged for trust units	(7)	(77)
Non-controlling interest in net income	-	760
Balance, March 31, 2007	1,566	$17,870

8. Trust Unit Rights Incentive Plan

The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) whereby the maximum number of trust units issuable pursuant to the plan is a “rolling” maximum equal to 10% of the outstanding trust units plus the number of trust units which may be issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding units will result in an increase in the available number of trust units issuable under the plan, and any exercises of rights will make new grants available under the plan, effectively resulting in a re-loading of the number of rights available to grant under the plan. Trust unit rights are granted at the volume weighted average trading price of the trust units for the five trading days prior to the date of grant, vest over three years and have a term of five years. The Plan provides for the exercise price of the rights to be reduced in future periods by a portion of the future distributions, subject to certain performance criteria.

The Trust recorded compensation expense of $1.9 million for the three months ended March 31, 2007 ($1.7 million in 2006) pursuant to rights granted under the Plan.

Effective January 1, 2006, the Trust commenced using the binomial-lattice model to calculate the estimated fair value of the unit rights issued. The following assumptions were used to arrive at the estimate of fair values:

	Three Months Ended March 31, 2007	Year Ended December 31, 2006
Expected annual right’s exercise price reduction	$2.16	$2.16
Expected volatility	28%	23% - 28%
Risk-free interest rate	3.77% - 3.95%	3.54% - 4.45%
Expected life of right (years)	Various(1)	Various(1)
(1)
The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights. The maximum term is limited to five years by the Trust Unit Rights Incentive Plan.

The number of unit rights outstanding and exercise prices are detailed below:

	Number of rights	Weighted average exercise price(1)
Balance, December 31, 2005	5,366	$10.88
Granted	2,443	$21.66
Exercised	(1,250)	$6.81
Cancelled	(246)	$11.54
Balance, December 31, 2006	6,313	$14.00
Granted	166	$19.75
Exercised	(277)	$8.34
Cancelled	(162)	$15.73
Balance, March 31, 2007	6,040	$13.83
(1)	Exercise price reflects grant prices less reduction in exercise price as discussed above.

The following table summarizes information about the unit rights outstanding at March 31, 2007:

Range of Exercise Prices	Number Outstanding at March 31, 2007	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable at March 31, 2007	Weighted Average Exercise Price
		(years)
$ 2.71 to $ 8.00	1,063	1.7	$4.66	949	$4.40
$ 8.01 to $ 12.00	837	2.9	$8.84	382	$8.44
$ 12.01 to $ 16.00	1,950	3.6	$12.78	584	$12.70
$ 16.01 to $ 20.00	388	4.6	$19.26	5	$16.91
$ 20.01 to $ 23.51	1,802	4.5	$21.53	-	-
$ 2.71 to $ 23.51	6,040	3.5	$13.83	1,920	$7.76

The following table summarizes the changes in contributed surplus:

Balance, December 31, 2005	$ 10,332
Compensation expense	7,460
Transfer from contributed surplus on exercise of trust unit rights (1)	(4,435)
Balance, December 31, 2006	13,357
Compensation expense	1,860
Transfer from contributed surplus on exercise of trust unit rights (1)	(973)
Balance, March 31, 2007	$ 14,244
(1) Upon exercise of rights, contributed surplus is reduced with a corresponding increase in unitholders' capital.

9. Net Income Per Unit

The Trust applies the treasury stock method to assess the dilutive effect of outstanding trust unit rights on net income per unit. The weighted average exchangeable shares outstanding during the period, converted at the year-end exchange ratio, and the trust units issuable on conversion of convertible debentures, have also been included in the calculation of the diluted weighted average number of trust units outstanding:

Three Months Ended March 31, 2007
	Net income	Trust units	Net income per trust unit
Net income per basic unit	$23,783	75,491	$0.32
Dilutive effect of trust unit rights	-	1,991
Conversion of convertible debentures	216	1,284
Exchange of exchangeable shares	760	2,433
Net income per diluted unit	$24,759	81,199	$0.30

Three Months Ended March 31, 2006
	Net income	Trust units	Net income per trust unit
Net income per basic unit	$28,879	70,664	$0.41
Dilutive effect of trust unit rights	-	1,900
Conversion of convertible debentures	1,096	3,042
Exchange of exchangeable shares	198	2,247
Net income per diluted unit	$30,173	77,853	$0.39

The dilutive effect of trust unit rights above did not include 2.2 million trust unit rights (2006 - 3.4 million) because the respective proceeds of exercise plus the amount of compensation expense attributed to future services not yet recognized exceeded the average market price of the trust units during the period.

10. Income Taxes (Recovery)

The provision for (recovery of) income taxes has been computed as follows:

	Three Months Ended March 31
	2007	2006

Income before income taxes and non-controlling interest	$19,504	$24,644

Expected income taxes at the statutory rate of 33.89% (2006 - 38.10%)	$6,610	$9,389
Increase (decrease) in taxes resulting from:
Resource allowance	-	(1,662)
Alberta royalty tax credit	-	(47)
Net income of the Trust	(14,636)	(13,462)
Non-taxable portion of foreign exchange gain	(388)	41
Effect of change in tax rate	209	454
Effect of change in opening tax pool balances	988	(898)
Unit based compensation	631	660
Other	78	(1,067)
Current taxes	1,469	2,159
Provision for (recovery of) income taxes	$(5,039)	$(4,433)

On October 31, 2006, the Federal Government announced its intention to tax the distributions of income trusts beginning in 2011 at the corporate tax rates. If this legislation is enacted there could potentially be additional future income taxes to be recorded by the Trust. At this time, an estimate of the financial effect of the announcement is not determinable.

11. Interest Expense

The Trust incurred interest expense on its outstanding debt as follows:

	Three Months Ended March 31
	2007	2006

Bank loan and miscellaneous financing	$2,470	$1,942
Amortization of deferred charge	-	449
Long-term debt	5,967	6,395
Total interest	$8,437	$8,786

12. Supplemental Cash Flow Information

	Three Months Ended March 31
	2007	2006

Interest paid	$13,538	$12,814
Income taxes paid	$1,639	$1,621

13. Financial Derivative Contracts

At March 31, 2007, the Trust had the following derivative contracts:

OIL
	Period	Volume	Price	Index
Price collar	Calendar 2007	2,000 bbl/d	US$55.00 - $83.60	WTI
Price collar	Calendar 2007	3,000 bbl/d	US$55.00 - $83.75	WTI
Price collar	Calendar 2007	2,000 bbl/d	US$60.00 - $80.40	WTI
Price collar	Calendar 2007	1,000 bbl/d	US$60.00 - $80.60	WTI

FOREIGN CURRENCY
	Period	Amount	Floor	Cap
Collar	Calendar 2007	US$5,000,000 per month	CAD/US$1.0835	CAD/US$1.1600

INTEREST RATE
	Period	Principal	Rate
Swap	November 2003 to July 2010	US$179,699,000	3-month LIBOR plus 5.2%

Under the CICA guideline for hedge accounting, the Trust’s financial derivative contracts for oil, foreign currency and interest rate do not qualify as effective accounting hedges. Accordingly, these contracts have been accounted for based on the fair value method.

14. COMMITMENTS AND CONTINGENCIES

In October 2002, the Trust entered into a long-term crude oil supply contract with a third party that requires the delivery of up to 20,000 barrels per day of Lloydminster Blend crude oil at a price fixed at 71% of NYMEX WTI oil price settled on a monthly basis. The contract is for an initial term of five years commencing January 1, 2003.

At March 31, 2007, the Trust had the following natural gas physical sales contracts:

GAS
	Period	Volume	Price
Price collar	April 1, 2007 to October 31, 2007	5,000 GJ/d	$6.65 - $9.15
Price collar	April 1, 2007 to October 31, 2007	5,000 GJ/d	$6.65 - $9.30
Price collar	April 1, 2007 to October 31, 2007	2,500 GJ/d	$6.65 - $8.25
Price collar	April 1, 2007 to October 31, 2007	2,000 GJ/d	$6.65 - $8.30
Price collar	April 1, 2007 to October 31, 2007	2,500 GJ/d	$6.65 - $8.73

Subsequent to March 31, 2007, the Trust added the following derivative contracts:

OIL
	Period	Volume	Price	Index
Price collar	Calendar 2008	2,000 bbl/d	US$60.00 - $80.25	WTI
Price collar	Calendar 2008	2,000 bbl/d	US$65.00 - $77.05	WTI

At March 31, 2007, the Trust had operating lease and transportation obligations as summarized below:

Payments Due Within
	Total	1 year	2 years	3 years	4 years
Operating leases	$ 6,799	$ 1,975	$ 2,328	$ 2,291	$ 205
Transportation agreements	3,042	2,002	859	154	27
Total	$ 9,841	$ 3,977	$ 3,187	$ 2,445	$ 232

OTHER

At March 31, 2007, there were outstanding letters of credit aggregating $7.9 million (March 31, 2006 - $7.2 million) issued as security for performance under certain contracts.

The Company has future contractual processing obligations with respect to assets acquired. The fair value of $7.8 million of the original obligation is being drawn down over the life of the obligations which continue until October 2008.

In connection with a purchase of properties, Baytex became liable for contingent consideration whereby an additional amount would be payable by Baytex if the price for crude oil exceeds a base price in each of the succeeding six years. It is currently not determinable if further payments will be required under this agreement, therefore no accrual has been made.

The Trust is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Trust’s financial position or reported results of operations.